EXHIBIT 15.1

True Leaf Appoints Chief Marketing Officer and Government Relations Advisors

True Leaf strengthens its team to build a global plant-based healthcare brand and secure government approvals

VERNON, British Columbia, April 17, 2018 (GLOBE NEWSWIRE) -- True Leaf Medicine International Ltd. (“True Leaf”) (CSE:MJ) (FSE:TLA) (OTCQB:TRLFF), the quality of life cannabis company for people and their pets, announced today key leadership appointments to deepen team expertise in marketing, branding, and government relations.

Don Chisholm has been appointed True Leaf’s Chief Marketing Officer. His creative agency, Dossier, has been named the company’s branding partner. Hill+Knowlton Strategies (Hill+Knowlton) will be True Leaf’s government relations advisors.

The announcement builds on True Leaf’s focused effort to assemble a world-class team as it constructs the True Leaf Campus, a 25,000 square foot cannabis cultivation facility in Lumby, British Columbia, scheduled for completion in the fall of 2018.

Mr. Chisholm, a brand and innovation expert with more than 30 years of experience working with brands such as Mike’s Hard Lemonade, Vega, and Constellation Brands, will provide leadership within the True Leaf team, championing the development of multiple branded platforms and guiding the company’s overall innovation pipeline.

Mr. Chisholm is Co-Founder and Innovation Director of True Leaf’s branding partner, Dossier, a team that has extensive experience developing commercially successful brands in the health and wellness industry.

“We are positioning True Leaf to be a leading purpose-driven, plant-based healthcare brand,” said Darcy Bomford, Founder and Chief Executive Officer of True Leaf. “We are thrilled to welcome creative expert Don Chisholm to our team to help us strengthen the True Leaf Pet brand globally and effectively market our medicinal cannabis product line to patients.”

“We are honoured to partner with True Leaf to develop industry-leading breakthrough brands,” said Mr. Chisholm. “We are also excited to bridge the profound functional benefits of plant-based products with a highly emotional branding platform.”

True Leaf has also retained Hill+Knowlton, Canada’s top-rated government relations firm, to secure government approvals within an increasingly complex regulatory, social, and political environment for the cannabis industry.

“True Leaf has received approval from Health Canada to build our cannabis cultivation facility,” said Mr. Bomford. “We now have the accomplished team at Hill+Knowlton guiding us through the final stages of Health Canada’s Access to Cannabis for Medical Purposes Regulations (ACMPR) licensing process. They will provide invaluable insight into the cannabis regulatory environment as we develop our medicinal cannabis product line and bring it to market.”

Since 2013, Hill+Knowlton’s policy and communications professionals have worked directly with the federal government and several provincial governments on cannabis policy development and have helped dozens of companies successfully navigate industry regulations setting the firm apart from its competition.

“As we continue to build our cannabis practice from both a public affairs and consumer marketing perspective, we are pleased to add True Leaf to our roster of clients in this fast growing sector,” said Goldy Hyder, President and Chief Executive Officer of Hill+Knowlton Canada. “True Leaf’s focus on helping both people and pets live healthy, happier lives by providing effective plant-based treatments for pain and anxiety management is what makes them stand apart in this new marketplace.”

Last month, True Leaf announced the appointment of its Medical Advisory Board and the hiring of two cannabis genetics and cultivation experts. The team is set to collaborate on selecting effective strains and begin pilot trials on whole plant medicines and extractions.

About True Leaf

True Leaf is a purpose-driven, plant-based healthcare company for people and their pets. Founded in 2013, True Leaf has two main operating divisions: True Leaf Medicine Inc. and True Leaf Pet Inc. The company’s goal is to provide federally-approved medicinal cannabis products that will be sold across Canada and the United States. True Leaf Medicine Inc. was launched in July 2013 to become a licensed producer of medicinal cannabis for the Canadian market. True Leaf Medicine Inc. has been granted approval by Health Canada to build its grow facility and will be subject to a Health Canada inspection upon completion to allow for the cultivation, manufacture, and distribution of cannabis products. Currently, True Leaf does not have a license to produce cannabis.

Established in 2015, True Leaf Pet Inc. markets hemp-seed based products for the pet industry. The company launched the True Hemp™ pet supplement line in Canada, the United States, and Europe, becoming one of the first hemp-seed based pet product lines to be marketed worldwide. True Hemp™ North American products are free of CBD and THC.

About Dossier

Dossier is a design firm focused on branding and innovation. For more than 30 years, we’ve partnered with entrepreneurial organizations to create iconic brands, ignite innovation, and drive results. Leading at the intersection of business and design, we focus our experience on positioning and launching consumer-facing products and services.

www.dossiercreative.com

About Hill+Knowlton Strategies

Hill+Knowlton has been in this business for nearly 90 years, and our world-class teams of trusted advisors and creative experts have a wealth of experience in helping clients strengthen brands, reputations, and bottom lines. We work with over 50 percent of the Fortune Global 500 companies and some of the world’s most transformative social enterprises and technology companies in both established and emerging markets.

www.hkstrategies.com

Media Contact:

Paul Sullivan
Director, Public Relations
Paul@trueleaf.com
O: 604-685-4742
M: 604-603-7358

Investor Contact:

Kevin Bottomley (Canada)
Director and Corporate Relations
Kevin@trueleaf.com
M: 778-389-9933

Tirth Patel (US)
Edison Advisors
tpatel@edisongroup.com
O: 646-653-7035

Follow True Leaf

trueleaf.com

twitter.com/trueleafpet

facebook.com/trueleafmedicine

instagram.com/trueleafpet

Forward-Looking Statements

This news release contains forward-looking statements; and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. Although True Leaf believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, True Leaf’s actual results and performance and the value of its securities could differ materially from those set forth in the forward-looking statements due to the impact of many factors including, but not limited to, risks and uncertainties detailed in the “Risk Factors” in the Risk Factors section of True Leaf’s Offering Circular on Form 1-A, filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities and other discussions of risk factors contained in True Leaf’s periodic filings or supplements to the offering circular filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities. True Leaf Offering Circular on Form 1-A can be found at www.trueleaf.com/pages/investor. True Leaf claims the safe harbor protection for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements speak only as of the date they are made. True Leaf undertakes no obligation to update or revise any such information for any reason after the date of this presentation, unless required by law.